Filed pursuant to Rule 433
Dated February 10, 2009
Relating to
Registration Statement No. 333-156423

Hong Kong Dollar Floating Rate Notes Due 2012

Guaranteed Under the FDIC’s Temporary Liquidity Guarantee Program

Issuer:	Morgan Stanley
Principal Amount:	HKD1,500,000,000
Maturity Date:	June 18, 2012
Trade Date:	February 10, 2009
Original Issue Date (Settlement):	February 18, 2009 (5 business days after the Trade Date)
Interest Accrual Date:	February 18, 2009
Issue Price (Price to Public):	100%
Underwriting Discounts and Commissions:	0.25% of the principal amount
All-in Price:	99.75%
Proceeds to Issuer:	HKD1,496,250,000
Base Rate:
HIBOR (as described below)

“HIBOR” means, for any Interest Determination Date, the rate for deposits in Hong Kong dollars having an index maturity of one month for the period from the Original Issue Date to the Initial Interest Reset Date (the “Initial Interest Period”) and an index maturity of three months for the first and each successive Interest Reset Period, commencing on that Interest Determination Date, that appears on Reuters page HIBOR1=R across from the caption “FIXING@11:00” as of 11:00 a.m., Hong Kong time, on that Interest Determination Date.

If no such rate appears on Reuters page HIBOR1=R at such time on such Interest Determination Date, HIBOR shall mean the rate for deposits in Hong Kong dollars having an index maturity of one month for the Initial Interest Period and an index maturity of three months for the first and each successive Interest Reset Period, commencing on that Interest Determination Date, that appears on Reuters page HKABHIBOR as of 11:00 a.m., Hong Kong time, on that Interest Determination Date.

If no such rate appears on Reuters page HKABHIBOR at such time on such Interest Determination Date, the calculation agent will request the principal Hong Kong offices of each of four major banks in the Hong Kong interbank market, as selected by the calculation agent, after consultation with the Issuer, to provide the calculation agent with its offered quotation for deposits in Hong Kong dollars having an index maturity of one month for the Initial Interest Period and an index maturity of three months for the first and each successive Interest Reset Period, commencing on that Interest Determination Date, to prime banks in the Hong Kong interbank market at approximately 11:00 a.m., Hong Kong time, on that Interest Determination Date and in a principal amount that is representative of a single transaction in Hong Kong dollars in that market at that time. If at least two quotations are provided, HIBOR determined on that Interest Determination Date will be the arithmetic mean of those quotations.

If fewer than two quotations are provided as described in the prior paragraph, HIBOR will be determined for the applicable Interest Determination Date as the arithmetic mean of the rates quoted at approximately 11:00 a.m., Hong Kong time, on that Interest Determination Date by major banks in Hong Kong selected by the calculation agent, after consultation with the Issuer, for loans in Hong Kong dollars to leading European banks having an index maturity of one month for the Initial Interest Period and an index maturity of three months for the first and each successive Interest Reset Period commencing on that Interest Determination Date and in a principal amount that is representative of a single transaction in Hong Kong dollars in that market at that time.

If the banks so selected by the calculation agent are not quoting as set forth above, HIBOR for that Interest Determination Date will remain the HIBOR as was in effect for the immediately preceding Interest Reset Period, except that, in the case of the Initial Interest Reset Date, the rate of interest payable will be HIBOR with respect to an index maturity of three months as of the Original Issue Date.

Reuters page HIBOR1=R means the display on Reuters, or any successor service, on page HIBOR1=R, or any other page as may replace that page on that service, for the purpose of displaying the Hong Kong interbank rates of major banks for Hong Kong dollars.

Reuters page HKABHIBOR means the display on Reuters, or any successor service, on page HKABHIBOR, or any other page as may replace that page on that service, for the purpose of displaying the Hong Kong interbank rates of major banks for Hong Kong dollars.

Spread (plus or minus):	Plus 0.20%
Index Maturity:	One month for the Initial Interest Period and three months for the first and each successive Interest Reset Period
Index Currency:	Hong Kong dollars
Interest Payment Period:	Monthly for the Initial Interest Period and quarterly for the second interest period and each successive interest period
Interest Payment Dates:	Each March 18, June 18, September 18 and December 18, commencing March 18, 2009
Business Day Convention:
If an Interest Payment Date, the Maturity Date or the redemption date falls on a day that is not a Business Day, the Interest Payment Date, the Maturity Date or the redemption date will be the succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, the Interest Payment Date, the Maturity Date or the redemption date will be the immediately preceding Business Day.  In any such case, accrued interest on the notes will be adjusted accordingly.

Day Count Convention:	Actual/365 (Fixed)
Initial Interest Rate:	Base Rate plus 0.20% (to be determined by the calculation agent on the Original Issue Date)
Initial Interest Reset Date:	March 18, 2009
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Dates:	Each Interest Reset Date (or the Original Issue Date for the Initial Interest Period)
Interest Reset Period:	Quarterly
Payment of Additional Amounts:	Yes
Tax Redemption:	Yes
Specified Currency:	Hong Kong dollars (“HKD”)
Payment Currency:	Hong Kong dollars
Minimum Denomination:	HKD1,000,000 and integral multiples of HKD1,000,000 in excess thereof
Business Days:	Hong Kong, London and New York
CUSIP:	61757U AM2
ISIN:	US61757UAM27
Ratings of Notes:	On the basis of the FDIC Guarantee, the notes will be rated AAA by Standard & Poor’s
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Negative/Negative/Stable/Downgrade Review/Negative)

Underwriters:	Morgan Stanley & Co. International plc and such other underwriters as shall be named in the final Prospectus Supplement
Additional Selling Restrictions:	Hong Kong:

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore:

Each underwriter has acknowledged that neither this document, the accompanying prospectus nor any prospectus supplement relating to the notes will be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended (the “Securities and Futures Act”). Each underwriter has represented, warranted and agreed that the notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may any prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased notes, namely a person who is:

(a)   a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act except:

3

(i)   to an institutional investor (for corporations, under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act), or any person pursuant to an offer that is made on terms that such shares and debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the Securities and Futures Act;

(ii)  where no consideration is given for the transfer; or

(iii) where the transfer is by operation of law.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg
FDIC Temporary Liquidity Guarantee Program:	The notes will have the benefit of the Federal Deposit Insurance Corporation’s guarantee under the FDIC’s Temporary Liquidity Guarantee Program.

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008

4